Pyxus International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379 4300 Fax: 919 379 4346 www.pyxus.com

February 27, 2019

Via EDGAR

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Heather Clark

Re:	Pyxus International, Inc.
Form 10-K for the fiscal year ended March 31, 2018
Form 10-Q-for the period ended December 31, 2018
File No. 001-13684

Dear Ms. Clark:

This letter responds to the comments on the Form 10-K for the fiscal year ended March 31, 2018 of Pyxus International, Inc., formerly known as Alliance One International, Inc. (the “Company”), and the Company’s Form 10-Q for the period ended December 31, 2018 (the “Form 10-Q”) provided by the staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s letter to me dated February 14, 2019. We have repeated the Staff’s comments below in italics and have included our responses following each comment.

Staff Comment:

Form 10-K for the Fiscal Year Ended March 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 37

1.

To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us the percentage by which the fair value of each of your reporting units exceeded its carrying value as of your most recent test. As part of your response, please tell us how the decline in your market capitalization was considered when performing your analysis. To the extent that any reporting unit is at risk of failing the impairment test, disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

February 27, 2019

Company Response:

The Company’s annual goodwill impairment testing is in-process for fiscal 2019. In conjunction with the Company’s annual goodwill impairment testing for fiscal 2018, the Company’s reporting units were tested for impairment in the fourth quarter of fiscal 2018.

In the Company’s annual goodwill impairment testing for fiscal 2018, the Company considered the decline in its market capitalization as of the valuation date and throughout the fiscal year. The Company determined that changes in its market capitalization were not an indicator of impairment as the Company’s market capitalization was within historic levels, the declines experienced during the period did not represent sustained declines, and the Company’s market capitalization is not strongly correlated to the performance of the Africa reporting unit, where the majority of the Company’s goodwill resides, as the market capitalization is more reflective of the market’s perception of the performance of the consolidated Company.

As a result of the test from the fourth quarter of fiscal 2018, the estimated fair value for the Company’s Africa reporting unit was 4.0% greater than its carrying value. The Africa reporting unit was the only reporting unit for which the estimated fair value was not substantially in excess of the related carrying value. The Company will include information responsive to the Staff’s comment in future filings to the extent a reporting unit’s estimated fair value does not substantially exceed its carrying value in connection with the Company’s goodwill impairment analysis. The following is an example of such disclosure with respect to the analysis conducted in the fourth quarter of fiscal 2018:

“The Company tests the carrying amount of goodwill annually as of the first day of the fourth quarter of the fiscal year and whenever events or circumstances indicate that impairment may have occurred. In performing the Company’s annual quantitative assessment, the Company utilized the discounted cash flow (“DCF”) method of the income approach. The future cash flows of the Company’s reporting units were projected based on estimates of future revenues, gross margins, operating income, excess net working capital, capital expenditures, and other factors. The Company utilized estimated revenue growth rates and cash flow projections. The discount rates utilized in the DCF method was based on a weighted-average cost of capital (“WACC”) determined from relevant market comparisons and adjusted for specific reporting unit risks, country risk premiums, and capital structure. A terminal value estimated growth rate was applied to the final year of the projected period and reflected the Company’s estimate of perpetual growth. The Company then calculated a present value of the respective cash flows for each reporting unit to arrive at an estimate of fair value under the income approach. The Company reconciled the estimated fair value of its reporting units to its total public market capitalization as of the valuation date. An implied control premium was calculated based on the Company’s stock price as of the valuation date and compared to control premiums paid in recent industry transactions for reasonableness.”

“As of January 1, 2018, the date of the Company’s annual goodwill impairment testing for fiscal 2018, the Company allocated $2.8 million and $13.7 million of goodwill to the North American and African reporting units, respectively. As of March 31, 2018, the Company also had $11.6 million of goodwill from the acquisition of Canada’s Island Garden with a valuation date of January 25, 2018.”

“As of January 1, 2018, the estimated fair value of the North American reporting unit significantly exceeded its carrying value. As of January 1, 2018, the estimated fair value of the African reporting unit exceeded its carrying value by 4.0%. It is reasonably possible that future changes in judgments, assumptions and estimates utilized in assessing the fair value of the African reporting unit could cause the Company to recognize impairment charges on a portion of the goodwill balance for the African reporting unit. For example, a future decline in market conditions or under performance of the reporting unit could negatively impact the estimated future cash flows and valuation assumptions used to determine the fair value of the African reporting unit and lead to future impairment charges.”

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

February 27, 2019

Staff Comment:

Income Taxes, page 37

2.

We note your disclosures on page 24, that you reversed your deferred tax valuation allowance in 2017 as a result of the Tax Act. We also note your disclosure that you determined there was enough positive evidence to reverse this amount. Please enhance your disclosures to provide additional detail about the drivers for income tax expense changes during the periods presented, such as the nature of the positive and negative evidence considered in making your decision to reverse the valuation allowance. Refer to Items 303(a) and 303(b) of Regulation S-K.

Company Response:

The positive evidence referenced in the Company’s disclosure is the prospective impact of U.S. tax reform, specifically the revisions to Section 163(j) which limits the current deduction of interest expense to 30% of the Company’s adjusted taxable income for the year and the introduction of the Global Intangible Low Tax Income (“GILTI”) tax regime. The Company also considered all available negative evidence of the realizability of the deferred tax assets in determining the need for a valuation allowance, including but not limited to the three-year cumulative pre-tax loss position for the U.S. consolidated filing group and the lack of taxable income from sources other than projected financial information. In light of Pyxus’ capital structure, its historical offshore earnings, and the impacts of U.S. tax reform, the Company made adjustments to its historical results and utilized these adjusted historical results as objectively verifiable estimates of future taxable income. Based on this positive evidence, the Company determined it was more likely than not that the majority of the deferred tax assets within its U.S. consolidated tax group would be realized. The Company expects to realize U.S. federal deferred tax assets related to book-tax basis differences and operating loss carryforwards. However, at the time of the filing the Company’s Form 10-K for the period ended March 31, 2018, there was not sufficient positive evidence to allow the Company to realize either U.S. Federal foreign tax credit carryforwards or certain state deferred tax attributes. Adjustments to the foreign tax credit computation from U.S. tax reform and the lack of state conformity to U.S. tax reform provided significant negative evidence regarding realizability of those deferred tax assets that could not be overcome by any existing positive evidence. The Company will reflect such information in future filings.

Staff Comment:

Financial Statements

Notes to Consolidated Financial Statements

Note 20 - Reconsolidation of MTC, page 92

3.

We refer to the gain recognized during fiscal 2016 of $106 million. We note that you used a discounted cash flow model to estimate the fair value of the assets and liabilities of MTC consolidated during fiscal 2016. Given the significance of this gain to your results of operations for fiscal 2016, please provide us with your full calculation of the gain including the relevant assumptions used in determining the fair values of the assets and liabilities recorded upon reconsolidation. Your response should include an explanation as to the nature of the goodwill and intangible assets recorded and how such values were determined. We may have further comment upon receipt of your response.

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

February 27, 2019

Company Response:

The Company acknowledges the Staff’s comment. The $106.2 million gain recognized in fiscal 2016 on reconsolidation was composed of $94.4 million of net assets, as detailed in Appendix A, and $11.8 million of previously deferred revenue. The Company had no basis in its investment in MTC prior to reconsolidation and hence the gain recognized was equal to the fair value of the net assets reacquired.

The Company utilized third party valuation specialists to determine the fair value of MTC. The fair value of the equity of MTC of $94.4 million was determined using the discounted cash flow methodology under the income approach, which focused on the expected cash flows of MTC. The market approach was not used due to lack of comparability in publicly traded companies and transactions with publicly available data. The key assumptions used were:

•

Projections based on historical and forecasted financial information based on estimates of future revenues, gross margins, operating income, excess net working capital, capital expenditures, and other factors;

•	Tax depreciation based on the calculated fair value of existing depreciable assets and forecasted capital expenditure requirements;

•	Income tax rate based on corporate tax rate in Zimbabwe;

•	Cash-free, debt-free net working capital based on the four-year historical average net working capital levels;

•	Long-term growth rate to normalize cash flows based on the industry and long-term estimates for macro-economic indications, such as relevant GDP and inflation forecasts for Zimbabwe; and

•	Discount rate based on a weighted average cost of capital, adjusted for specific reporting unit risks, country risk premiums, and capital structure.

The fair value of the tangible assets and liabilities was determined as follows:

•

$31.2 million was related to owned real property fair value (47 office/warehouse/production building situated on three parcels of land located in Harare, Zimbabwe) that was determined primarily based on the cost approach, as the most applicable methodology given the owner-occupied nature of the assets. In applying the cost approach, the Company identified current reproduction estimates for the assets. The sales comparison approach was also used as a secondary indication of the value and as a test of reasonableness for the conclusions reached using the cost approach. In addition, the sales comparison approach was used to estimate the land values associated with properties.

•

$20.1 million was related to the personal property fair value (e.g., vehicles, machinery, equipment, etc.) which was determined primarily using the cost approach. In applying the cost approach, the Company identified current reproduction estimates for the assets. The market approach was used to value certain vehicles which represented approximately 4% of the total fair value the applicable personal property.

•	$38.5 million of inventory fair value was determined based on the net realizable sales value.

•	For the other current assets and liabilities, the underlying carrying value was determined to represent fair value.

The fair value of goodwill and intangible assets were determined as follows:

•

Goodwill of $13.7 million is primarily attributable to the fair value of the assembled workforce of $11.5 million. The assembled work force is required to be identified and valued for purposes of calculating contributory asset changes for the valuation of the other identified intangible assets. However, under ASC 805, the assembled workforce is not recognized separately from goodwill. The cost approach was used based on the number of employees, compensation, recruiting costs, interview costs and lost productivity costs.

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

February 27, 2019

•

While MTC sells products and services through a related party within Pyxus, it also sells its products and services externally. The relationship with these external customers was valued at $24.8 million as part of the customer relationship analysis. The income approach was considered the best methodology to use as it was considered to be a main driver of value. The key assumptions considered were revenue, attrition rate, EBIT margin, income tax rate, contributory assets and other charges, discount rate and tax amortization benefit.

Staff Comment:

Form 10-Q for the Fiscal Quarter Ended December 31, 2018

Liquidity and Capital Resources

Overview, page 36

4.

We note from page 9 of your March 31, 2018 10-K that you have “significant” investments in operations in both Argentina and Malawi. Your disclosure further indicates that Malawi is a considered a highly inflationary economy. In addition, please note that Argentina was designated as a highly inflationary economy as of July 1, 2018. In this regard, please tell us how you complied with the guidance on highly inflationary economies of ASC 830-10-45 in your financial statements regarding your operations in Malawi and Argentina.

Company Response:

The recent designation of the Argentina and Malawi economies as highly inflationary did not change the Company’s historic assessment of the functional currency for its Argentina and Malawi subsidiaries. In accordance with ASC 830-10-45, the Company determined that the day-to-day operations of Argentina and Malawi are dependent on the economic environment of the parent company’s currency (i.e., U.S. dollars), and the changes in the individual assets and liabilities in Argentina and Malawi directly impact the cash flows of Pyxus in U.S. dollars therefore; U.S. dollars is the functional currency for these entities.

The following lists some of the key considerations utilized by management in its assessment of its Malawi subsidiary:

•	The Malawi subsidiary sales are denominated in U.S. dollars.

•	The financing for the Malawi subsidiary is predominantly provided in U.S. dollars.

•	The Malawi subsidiary’s exposure to the Malawi kwacha is primarily related to local expenses including:

•	The settlement of accounts payable with local vendors.

•	The receipt of cash from local customers to settle accounts receivable.

•	The payment of local employee salaries and benefits.

•	Value-added taxes payable to the local government.

•	The Malawi subsidiary’s non-local accounts payable are primarily settled in U.S. dollars and South African rand.

•	The Malawi subsidiary’s non-local accounts receivable are primarily settled in U.S. dollars.

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

February 27, 2019

The following lists some of the key considerations utilized by management in its assessment of its Argentina subsidiary:

•	The Argentina subsidiary sales are predominantly denominated in U.S. dollars.

•	The financing for the Argentina subsidiary is provided in U.S. dollars.

•	The Argentina subsidiary’s exposure to the Argentinian peso is primarily related to local expenses including:

•	The settlement of accounts payable with local vendors.

•	The receipt of cash from local customers to settle accounts receivable.

•	The payment of local employee salaries and benefits.

•	Value-added taxes payable to the local government.

•	The Argentina subsidiary’s non-local accounts payable and accounts receivable are primarily settled in U.S. dollars.

As a result, the Company concluded that the determination that the Argentinean and Malawian economies are highly inflationary did not result in the remeasurement of the financial statements for the Company’s Argentina and Malawi subsidiaries.

Staff Comment:

5.	In view of the highly inflationary economic conditions in Malawi and Argentina, please include the following disclosures in MD&A:

•

Information regarding the nature and size of your operations in these countries. In this regard, net asset position by currency and selected statement of operations and cash flow information for these operations may be necessary; and

•

The historical and reasonably likely effects of the economic situations in these countries, including factors such as price controls, inflation, devaluation, and currency exchange restriction, on your results of operations and liquidity. For example, disclosure of changes in the relationship between costs and revenues, remeasurement losses, impairment, deteriorating liquidity and debt covenant violations may be necessary.

Company Response:

As the Company’s determination that the Argentinean and Malawian economies are highly inflationary does not result in the remeasurement of the financial statements for the Company’s Argentina and Malawi subsidiaries, the impact from these highly inflationary economies on the Company’s results of operations in MD&A has historically been immaterial for disclosure. The Company will continue to monitor whether the inclusion of the impact from these highly inflationary economies is material to the Company’s results of operations and will include disclosures in MD&A when appropriate.

Staff Comment:

Exhibit 32 Section 906 Certification, page 1

6.

We note that your Section 906 Certification included with your Form 10-Q for the Quarter Ended December 31, 2018, refers to the quarterly report for the period ended September 30, 2018. Please revise your certification to refer to the appropriate Form 10-Q. Also, please note that because the certification covers the entire filing, your entire Form 10-Q must be included in your amendment.

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

February 27, 2019

Company Response:

Upon the resolution of the comments contained in this letter, the Company will file Amendment No. 1 on Form 10-Q/A (the “Amendment”) to amend the Company’s Form 10-Q for the period ended December 31, 2018 filed on February 11, 2019 (the “Initial Form 10-Q”) to correct this error in Exhibit 32. The Amendment will include the information included in the Initial Form 10-Q and the certifications filed as Exhibits 31.01, 31.02 and 32 to the Amendment will be re-dated to the then current date.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (919) 379-4300.

Very truly yours,

/s/ Joel L. Thomas
Joel L. Thomas
Executive Vice President – Chief Financial Officer

Appendix A

The following is an excerpt from Note 22 of the Notes to Consolidated Financial Statements included in Item 8 of the Company’s Form 10-K for the period ended March 31, 2016:

(in thousands)	March 31, 2016
Cash and cash equivalents	$10,277
Trade and other receivables, net	4,377
Net intercompany receivables (eliminated in consolidation)	100,423
Inventories	38,087
Other current assets	1,663
Property, plant, and equipment	51,295
Goodwill and other intangible assets	38,499
Other noncurrent assets	288

Total assets acquired	244,909
Notes payable to banks	130,600
Accounts payable	3,344
Other current liabilities	5,480
Deferred tax liabilities	11,090

Total liabilities	150,514

Fair value of equity interest	$94,395